



# MoMo West, LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 10.75%

**Target Raise Amount:** $500,000

**Offering End Date:** May 8, 2025

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $40,000

## Company Details:

**Name:** MoMo West, LLC

**Founded:** January 20, 2015

**Address:** 5394 Walnut Ave, Unit A-D
Irvine, CA 92064

**Industry:** Full-Service Restaurants

**Employees:** 40

**Website:** https://www.momoparadiseusa.com/

## Use of Funds Allocation:

If the maximum raise is met:

$470,000 (94.00%) – of the proceeds will go towards working capital- new location buildout and equipment

$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 16,100 Followers





## Business Metrics:

| | FY22 | FY23 | YTD 11/30/2024 |
|---|---|---|---|
| Total Assets | $8,602,521 | $7,883,510 | $2,947,097 |
| Cash & Cash Equivalents | $626,510 | $753,313 | $283,970 |
| Accounts Receivable | $45,365 | $1,820 | $97,087 |
| Short-term Debt | $2,034,755 | $2,021,742 | $442,787 |
| Long-term Debt | $6,683,607 | $6,083,348 | $2,479,037 |
| Revenue | $10,033,045 | $10,977,491 | $9,235,417 |
| Cost of Goods Sold | $2,634,437 | $2,810,332 | $2,466,945 |
| Taxes | $0 | $0 | $0 |
| Net Income | $86,450 | -$105,738 | -$73,328 |

## Recognition:

**MoMo West, LLC (DBA MoMo Paradise)** has grown into a beloved destination for shabu-shabu and sukiyaki in Southern California, with a loyal following that inspires them to continue growing. As they expand to Irvine, they remain dedicated to bringing people together through food, creating memorable experiences, and honoring the traditions that sparked their journey.

## About:

**MoMo West, LLC (DBA MoMo Paradise)** was born from a shared passion for authentic Japanese dining and a desire to bring something truly special to the U.S. restaurant scene. Their mission is to provide an exceptional dining experience that blends traditional Japanese culinary excellence with warm, heartfelt hospitality.

For more information, contact our Customer Support Team at support@thesmbx.com

